Morgan, Lewis & Bockius, LLP
One Federal Street
Boston, Massachusetts  02110-1726

March 3, 2016

VIA EDGAR

Mr. Asen Parachkevov
Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	City National Rochdale Structured Claims Fixed Income Fund, LLC (File No. 811–22358)

Ladies and Gentlemen:

This letter summarizes the comments provided to us as representatives of City National Rochdale Structured Claims Fixed Income Fund, LLC (the “Fund”) by the Staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 2, 2016, to Amendment No. 2 to the Fund’s registration statement on Form N-2 filed by the Fund with the Commission via EDGAR on December 18, 2015 (Accession No. 0000894189-15-006444) (the “Amendment”).  Below are the Staff’s comments and the Fund’s responses thereto.  Capitalized terms used herein but not defined shall have the same meaning assigned to them in the Amendment.

PROSPECTUS/OFFERING MEMORANDUM

Summary of Fund Expenses

1.
Comment:  Footnote 4 to the fee and expense table states that the Advisor is contractually obligated to reimburse expenses in excess of 1.40% until May 12, 2016.  Please discuss whether this arrangement will be extended to a date of no less than one year from the effective date of the Amendment.

Response:  Footnote 4 to the expense table reflects the terms of the Fund’s  Reimbursement Agreement (filed as an exhibit to the Amendment) which provides that it is to remain in place for an initial period of at least one year from the date of the Reimbursement Agreement and from year-to-year thereafter, subject to annual approval by the Advisor.  The current term of the Reimbursement Agreement expires on May 12, 2016.  The Advisor plans to extend the term of the Reimbursement Agreement through May 12, 2017.
2.	Comment: Footnote 4 to the fee and expense table also states:
Subject to the Reimbursement Agreement, the Advisor will be entitled to recover expenses incurred by it on the Fund’s behalf during each of the Fund’s three fiscal years following the fiscal year in which such expenses were incurred.

Please confirm that the Fund’s expense ratio will not exceed the expense cap during any date upon which the Reimbursement Agreement is effective and during any point at which the Advisor is recouping expenses.
Response:  The Fund so confirms.
Example
3.	Comment: Please discuss whether the amounts provided in the Example reflect the existence of the Reimbursement Agreement for all time periods disclosed.
Response:  The Fund’s Total Annual Expenses as disclosed in the fee table are not high enough such that the Advisor is obligated to reimburse expenses under the Reimbursement Agreement.  The amounts provided in the Example, therefore, do not reflect any impact of the Reimbursement Agreement.
Summary

Principal Risk Factor’s Relating to the Fund’s Structure

4.	Comment: “Concentration of Investments” is disclosed as a principal risk of the Fund but is not specifically discussed in the disclosure regarding the Fund’s investment strategy. Please consider updating the disclosure regarding the Fund’s investment strategy accordingly.

Response:  The Fund believes that the disclosure contained in the “Investment Strategy” section and elsewhere in the offering memorandum sufficiently discloses the Fund’s exposure to the factoring and structured settlement industry and the Portfolio Notes.

Valuation Risk

5.	Comment: The Fund’s prior registration statement included different disclosure concerning the fair value process used in valuing the Portfolio Notes. Please consider updating the registration statement to include this disclosure.

Response:  There have been enhancements to the fair value methodology and process used in valuing the Portfolio Notes since the filing of the prior registration statement.  The disclosure contained in the Amendment describes the current methodology and fair value process.

Interest Rate Risk

6.	Comment: The risk disclosure concludes with the following sentence:

Interest rates in the U.S. have been at historically low levels, so the Fund faces a heightened risk that interest rates may rise.

Please update this disclosure in light of recent actions taken by the Federal Reserve Board.  For additional information, please see the Division of Investment Management Guidance Update No. 2014-1.

Response:  The Fund believes the noted disclosure remains accurate and respectfully declines to take the Staff’s comment.

Use of Proceeds

7.	Comment: Guidelines under Form N-2 state that any proceeds received by a fund must be invested within 6 months of receipt. Please include in this section a statement that proceeds received by the Fund will be invested within 6 month of receipt by the Fund, or include disclosure to investors explaining any delays that may prevent proceeds from being invested within 6 months of being received by the Fund.

Response:  The Fund is not currently accepting new investments so any use of proceeds disclosure is presently inapplicable.

Net Asset Valuation

Fair Valuation of Portfolio Notes

8.	Comment: Please explain supplementally how assumptions and/or models are used to calculate the value of the Portfolio Notes and how any such assumptions and models are tested and/or analyzed over time.

Response:  As detailed in the Fund’s Fair Value Procedures, the fair value methodology used to calculate the value of the Portfolio Notes is a discounted cash flow model which includes a variety of inputs, including estimated future cash flows and a discount rate.  The cash flow to the Fund generated by the Portfolio Notes is estimated based on estimated cash flows as projected by the Annuity Providers on the date of purchase of the Portfolio Notes by the Fund.  The Fair Value Committee will adjust such estimated cash flows, if necessary, based on certain information obtained by the Advisor such as information relating to the financial position of the SPE or information regarding the Annuity Providers.  The discount rate that is applied is computed as the total of certain yield-to-worst index data plus a liquidity premium adjustment and a credit adjustment.  This discounted cash flow model used by the Fund is regularly reviewed and analyzed by the Fair Value Committee and any non-material changes and/or updates to the fair value methodology , as necessary, are reported to the Board at their next regularly-scheduled meeting.  Any material changes to the methodology may not be made until approved by the Fund’s Board.

9.	Comment: The disclosure states that the Board has delegated responsibility for making day‑to‑day fair value determinations to the Advisor. Please describe the Advisor’s expertise in valuing the Portfolio Notes.

Response:  The Advisor has substantial experience in investing in the factoring and structured settlement industry.  The Advisor has invested in the asset class for more than ten years.  The Advisor applies its experience and expertise in the asset class in fair valuing the Portfolio Notes, and has formed the Fair Value Committee to monitor and implement the fair valuation process with respect to the Fund in accordance with the terms of the Fund’s Fair Valuation Procedures discussed above.

10.	Comment: Please include a statement in the disclosure that the Board remains responsible for valuing the Fund’s investments.

Response:  The Fund will consider including disclosure consistent with the Staff’s comment in the next update of its registration statement.

STATEMENT OF ADDITIONAL INFORMATION

Investment Advisory and Other Services

Independent Registered Public Accounting Firm

11.	Comment: The Fund’s accounting firm has changed at least twice over the years. Please explain supplementally why.

Response:  When Rochdale Investment Management LLC was acquired by City National Bank in April 2012, the Fund changed accounting firms and engaged KPMG LLP as part of a consolidation as KPMG LLP then served as City National Bank’s accounting firm.  When Royal Bank of Canada completed its acquisition of City National Corporation, City National Bank’s parent company, in November 2015, an auditor independence issue arose with KPMG LLP and required the Fund to engage a new accounting firm, EisnerAmper LLP.

The Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund.  In addition, the Fund acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Fund also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 617-341-7787 should you have any additional questions or comments regarding the Amendment.

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley